Filed Pursuant to Rule 253(g)(2)

File No. 024-12352

SUPPLEMENT NO. 6 DATED FEBRUARY 17, 2026

MASTERWORKS VAULT 5, LLC

This Supplement No. 6 dated February 17, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 5, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on November 3, 2023, as amended by Amendment No. 1 filed on February 15, 2024, Post-Qualification Amendment No. 1 filed on April 5, 2024, Post-Qualification Amendment No. 2 filed on April 11, 2024, Post-Qualification Amendment No. 3 filed on May 20, 2024, Post-Qualification Amendment No. 4 filed on June 20, 2024, Post-Qualification Amendment No. 5 filed on June 27, 2024, Post-Qualification Amendment No. 6 filed on August 15, 2024, Post-Qualification Amendment No. 7 filed on September 30, 2024, Post-Qualification Amendment No. 8 filed on October 8, 2024, Post-Qualification Amendment No. 9 filed on November 22, 2024, Post-Qualification Amendment No. 10 filed on December 31, 2024, Post-Qualification Amendment No. 11 filed on February 21, 2025, Post-Qualification Amendment No. 12 filed on March 5, 2025, Post-Qualification Amendment No. 13 filed on March 13, 2025, Post-Qualification Amendment No. 15 filed on April 8, 2025, Amendment No. 4 filed on May 2, 2025, Post-Qualification Amendment No. 16 filed on May 15, 2025, Post-Qualification Amendment No. 17 filed on July 1, 2025, Post-Qualification Amendment No. 18 filed on August 22, 2025 and Post-Qualification Amendment No. 19 filed on January 28, 2026. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Jean-Michel Basquiat	0.96
Frank Bowling	N/A
Hans Hofmann	0.13
Yayoi Kusama	1.01
Kerry James Marshall	N/A
Elizabeth Peyton	1.03
Pierre Soulages	0.49
Alma Thomas	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Jean-Michel Basquiat	27.8%	$4,560	November 2, 1984	$110,487,500	December 31, 2025
Frank Bowling	25.8%	$382	February 10, 1992	$928,125	December 31, 2025
Hans Hofmann	10.2%	$156,000	May 9, 1984	$8,844,500	December 31, 2025
Yayoi Kusama	22.6%	$12,000	October 9, 1992	$10,496,000	December 31, 2025
Kerry James Marshall	31.3%	$96,000	March 16, 2006	$21,114,500	December 31, 2025
Elizabeth Peyton	25.8%	$7,200	November 17, 1999	$2,881,000	December 31, 2025
Pierre Soulages	18.7%	$14,725	December 4, 1983	$20,141,700	December 31, 2025
Alma Thomas	19.8%	$20,400	December 14, 1996	$3,922,000	December 31, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Jean-Michel Basquiat	16.7%	104	May 8, 1996	September 4, 2025
Frank Bowling	N/A	N/A	N/A	N/A
Hans Hofmann	2.1%	25	November 20, 1996	November 19, 2025
Yayoi Kusama	20.1%	203	March 11, 1998	November 21, 2025
Kerry James Marshall	N/A	N/A	N/A	N/A
Elizabeth Peyton	8.5%	17	May 17, 2000	June 26, 2025
Pierre Soulages	12.8%	35	May 9, 1996	November 24, 2025
Alma Thomas	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Jean-Michel Basquiat	Mature
Frank Bowling	Speculative
Hans Hofmann	Mature
Yayoi Kusama	Mature
Kerry James Marshall	Established
Elizabeth Peyton	Emerging
Pierre Soulages	Mature
Alma Thomas	Established